Exhibit 17.1

December 19, 2023

Attn:	The Board of Directors of Signing Day Sports, Inc.
8355 East Hartford Rd., Suite 100
Scottsdale, AZ 85260

I am writing to formally submit my resignation from the position of Board of Directors at Signing Day Sports, effective immediately. Per recent discussions, I understand that Rich Symington will be assuming my position, allowing him to take on a more substantial role within the company.

I acknowledge and appreciate the need for a seamless transition and believe that my departure will facilitate Mr. Symington’s integration into the Board of Directors. I trust that my decision to step down will contribute positively to the long-term growth and success of Signing Day Sports, and I wish the company prosperity.

Regular board meetings to update board members on the status of the company have not been held regularly for several months. This was happening long before mandatory quiet period from the recent IPO. I strongly recommend resuming these meetings promptly to ensure transparent communication and alignment among all the board members regarding the company’s direction and performance. I currently have no knowledge of the financial status or business direction of signing day sports with exception of what is filed with the SEC, posted online or on the Investors website.

I would also highly recommend separating the Chairman of the Board position and the Chief Executive Officer roles. These roles being held by one person grants an excessive amount of control to a sole individual. As the current by-laws read only the Chairman of the board can call official board meetings. This enabled the current Chairman and CEO to not schedule meetings or actively engage with the board of directors even when requested. To that note the recent approval of executive salary’s was fully approved by the compensation committee without full board approval, discussion, or vote.

I have been provided a scripted resignation letter via DocuSign, of which I do not feel accurately portrays my reasoning for vacating my seat on the board. There for I felt inclined to provide this accurate resignation letter. The Company shall have no further liability towards me nor should I have any liability towards the Company.

Sincerely,

/s/ Martin Lanphere
Martin Lanphere